9139-2449 Quebec, Inc.

dba Scanview
Financial Statements
March 31, 2007

PS Stephenson & Co., P.C.
Certified Public Accountants
Wharton, Texas

Independent Auditor's Report

To the Board of Directors
of 9139-2449 Quebec, Inc.

We have audited the accompanying balance sheet of 9139-2449 Quebec, Inc. (a Canadian corporation) as of March 31, 2007, and the related statements of income and changes in retained deficits, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We did not observe the taking of the physical inventories at March 31, 2007 (stated at $98,723), since those dates were prior to the time we were initially engaged as auditors for the Company. We were unable to satisfy ourselves about inventory quantities by means of other auditing procedures.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to observe the physical inventories taken as of March 31, 2007, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of 9139-2449 Quebec, Inc. as of March 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s PS Stephenson & Co., P.C.

PS Stephenson & Co., P.C.
Certified Public Accountants
Wharton, Texas
September 28, 2007

9139-2449 Quebec, Inc.
Balance Sheet
March 31, 2007

Assets

Current assets
  Cash $ 9,364
  Accounts receivable   -
  Income taxes receivable   76,222
  Inventories   98,723
    Total current assets   184,309

Property and equipment, net   73,638

Other assets   -

    Total assets $ 257,947

Liabilities and Stockholders' Equity

Current liabilities
  Current portion of long-term debt $ 50,071
  Accounts payable and accrued expenses   138,317
    Total current liabilities   188,388

Long-term debt   376,366

    Total liabilities   564,754

Stockholders' equity
  Common stock   1,000
  Retained deficit   (307,807)
    Total stockholders equity (deficit)   (306,807)

    Total liabilities and stockholders' equity $ 257,947

The accompanying notes are an integral part of these financial statements.

2

9139-2449 Quebec, Inc.
Statement of Operations and Changes in Retained Deficit
For the Year Ended March 31, 2007

Sales	$	68,079
Cost of sales		77,468
Gross profit		(9,389)
Research and development costs		37,388
Selling expenses		1,071
General and administrative expenses		32,016
Total operating expenses		70,475
Loss from operations		(79,864)
Other income (expense)		
Benefit from tax credits		(38,334)
Interest expense		(5,814)
Total other income (expense)		(44,148)
Net loss		(124,012)
Translation adjustment		(7,906)
Comprehensive loss		(131,918)
Retained deficit, beginning of year		(175,889)
Retained deficit, end of year	$	(307,807)

The accompanying notes are an integral part of these financial statements.

9139-2449 Quebec, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2007

Cash flows from operating activities:		
Net income (loss)	$	(124,012)
Reconciliation of net income to cash provided by operating activities:		
Depreciation expense		18,573
Translation adjustment		(7,906)
Changes in assets and liabilities:		
Trade receivables		1,451
Federal income tax receivable		107,798
Inventories		5,196
Accounts payable and accrued expenses		55,617
Net cash provided by operating activities		56,717
Cash flows from investing activities:		
Capital expenditures		-
Net cash used by investing activities		-
Cash flows from financing activities:		
Borrowings under note obligations		-
Principal payments of long-term debt		(47,440)
Net cash provided by financing activities		(47,440)
Net increase (decrease) in cash and cash equivalents		9,277
Cash and cash equivalents, beginning of year		87
Cash and cash equivalents, end of year	$	9,364
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	5,814

The accompanying notes are an integral part of these financial statements.

4

1. **Description of the Company and Summary of Significant Accounting Policies**

   Business Operations

   9139-2449 Quebec, Inc., dba Scanview (the "Company") was incorporated in March 2003. The Company is engaged in medical technology research and development of human and veterinary medical instruments.

   Basis of Accounting

   The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized upon shipment of the finished product. Expenses are recognized in the period in which they are incurred. Research and development cost are expensed in the period incurred.

   Cash and Cash Equivalents

   For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents are stated at cost which approximates fair market value.

   Foreign Currency Transactions

   The Company used the temporal method to translate its currency transactions. Monetary assets and liabilities are translated at the rate of exchange in effect at March 31. Property and equipment are translated at the historical rate at the date of purchase. Items appearing in the income statement, except for cost of inventories and depreciation, are translated at the average exchange rate for the fiscal year. Exchange gains and losses are included in other comprehensive income on the accompanying Statement of Operations.

   Inventories

   Inventories consist of raw materials, work in process, and finished goods. Inventories of raw materials, work in process and finished goods are stated at the lower of cost or market. Cost is determined using the average cost method.

   Machinery and Equipment

   Property and equipment is stated at cost and is depreciated utilizing the straight-line method over their estimated useful lives. The cost of assets retired and the related accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations when incurred. Repairs and maintenance are charged to expense as incurred. Expenditures for major additions and replacements that extend the lives of assets are capitalized and depreciated over their remaining estimated useful lives. The Company depreciates assets over the following estimated useful lives:

Machinery and equipment	7 -10 years
Computer equipment	3-5 years

   Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

9139-2449 Quebec, Inc.
Notes to Financial Statements
March 31, 2007

Income Taxes

The Company files a Canadian federal income tax return under the accrual method of accounting.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. When management determines that it's more than likely that a deferred tax asset will not be realized, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. Deferred tax expense or benefit is the result of changes in deferred tax assets and liabilities during the period.   The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. The Company has recorded a valuation allowance equal to the amount of its deferred tax assets arising from net operating losses in prior years.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consists principally of cash in banks, temporary cash investments and trade receivables. The Company manages this risk by maintaining all deposits in high quality financial institutions and periodically performing evaluations of the relative credit standing of the financial institutions and investment funds that are considered in the Company's investment strategy. With respect to the Company's accounts receivable, the Company grants unsecured credit to its customers during the normal course of business. The Company performs ongoing credit evaluations of its customers to minimize any potential loss.

2. Inventories

Inventories consisted of the following at March 31, 2007:

Raw materials	$	98,723
Work-in-process		-
Finished goods		-
Total inventories	$	98,723

3. Property and Equipment

Property and equipment consisted of the following at March 31, 2007

Machinery and equipment	$	160,403
Computer equipment		3,138
Total property and equipment		163,541
Less - accumulated depreciation		(87,319)
Property and equipment, net	$	76,222

Total depreciation of $18,573 was expensed in 2007 and is included in general and administrative expenses on the accompanying Statement of Operations.

4. **Notes Payable**

Long-term debt consists of the following:

Note payable to a bank; interest at prime plus 3.0%; monthly principal and interest payments of $2,295; secured by equipment	$ 36,628
Note payable to a bank; interest at prime plus 3.0%; monthly principal and interest payments until maturity secured by equipment	24,216
Note payable to an affiliated entity without interest; due on demand and unsecured	365,593
Total long-term debt	426,437
Less - current maturities	(415,664)
Total long-term debt, net of current maturities	$ 10,773

Schedule maturities of long-term obligations are as follows:

Year ending March 31,	
2008	$ 415,664
2009	10,773
Thereafter	-
Total	$ 426,437

5. **Contingent Liabilities**

The Company is subject to litigation, primarily as a result of customer claims, in the ordinary conduct of its operations. As of March 31, 2007, the Company had no knowledge of any legal proceedings, except those described below, which, by themselves, or in the aggregate, would not be covered by insurance or could be expected to have a material adverse effect on the Company.

(1) Commission des normes du travail against the Company & Medical International Technologies (MIT Canada) Inc. Claim is for non payment of wages of Cad $29,904 related to an ex-employee of the Company. The cause of action arises from an individual who worked as a consultant to the Company. The Company will vigorously defend this matter and believes the ultimate resolution of this matter will not have a material effect on the financial statements. The amount of the liability has been accrued in the financial statements.

(2) Alain Deslauriers against the Company, Medical International Technologies (MIT Canada) Inc., and Karim Menassa, as an individual. Claim is for non payment for services of Cad $52,558 related to the former Chief Executive Officer of Scanview. The Company will vigorously defend this matter and believes the ultimate resolution of this matter will not have a material effect on the financial statements. The amount of the liability has been accrued in the financial statements.